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                                                                      Exhibit 6


                                 PRESS RELEASE

ASK asa announces take-over bid for Proxima Corporation

Today, ASK asa announced a cash tender offer for all issued stock in the US company, Proxima listed on NASDAQ, USA (Symbol: PRXM). During 1997, Proxima reported revenues of USD 133.3 billion (NOK 1,000 million). The main intention of the acquisition is to strengthen ASK's distribution and presence in the US marketplace.

The tender offer is USD 11 per share, and the total value of the transaction is USD $4 million or NOK 630 million. The tender offer is conditional upon acceptance by minimum 50% of Proxima's shareholders, as well as approval by the American authorities. The Board of Proximal unanimously recommend its stockholders to accept the offer.

The technical framework for the tender offer is as a merger agreement between Proxima and a wholly owned subsidiary of ADK which has been established for this purpose. All shareholders will be tendered at the same share prices as long as minimum 50% accept the presented tender offer. The acquisition is financed by a combination of ASK funds and bank loans. The merger schedule provides for Proxima as a wholly-owned subsidiary of ASK, and the intention is to delist Proxima from NASDAQ. On Friday 6 March, Proxima's final quotation was USD $ 5/16, making ASK's offer a bid premium of 32% above the final quotation. This offer will be sent to Proxima's shareholders on 13 March and the offer will expire on 10 April.

In his statement, Managing Director Ole J. Fredriksen of ASK asa says "The acquisition of Proxima represents a unique opportunity to create a global market leader within multimedia projector's. The combination of the well-established Proxima trademark in the American market, in conjunction with ASK's product portfolio, will lead to a stronger and more profitable unit. The two companies have complimentary strengths and the merged company will become one of the dominating players within the fast growing presentation industry. We have great expectations to the opportunities that Proxima's distribution channels will represent in future, so that we can be a part of the significant growth which is taking place in the US marketplace."

Ken E. Olson, Chairman of the Board and Managing Director at Proxima, states, "The merger of the two companies will create the second largest player in the global market for multimedia projectors. In time, we will have the possibility of becoming the market leader, since this merger provides strategic advantages in both marketing and technology. Together, the two companies feature an unique combination of strengths. ASK's special skills lie in system and hardware design, while Proxima's lie in software and peripheral products. Proxima enjoys a well-established brand name in USA and a strong position in the market, while ASK has an equivalent position in Europe. These two markets are the most important today.
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About PROXIMA

Proxima was established in 1982, and is one of the market leaders within multimedia projectors, offering products to the professional market. Proxima markets and distributes a product portfolio of easy-to-use lightweight portable projectors featuring high resolution graphics. The company also markets LCD overhead panels. The company's financial year does not follow the calendar year, and in the calendar year of 1997 it reported revenues of USD 133.3 million (NOK 1,000 million). At the end of the 3rd financial quarter, which closed 31 December 1997, the company reported a net loss of USD 1.4 million. Proxima implemented a turn-round operation at turn of year 1996/1997, and show that they are now on the right course with sales of USD 68 million and pre-tax profits of USD 1.3 million for the last two quarters. The sales were distributed as follows: USA/Canada 73%, Europe 14% and Asia 13%. The company is based in San Diego, California, USA. Proxima's website can be visited at http://www.proxima.com.
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About ASK

ASK was established in 1984, and was listed on the Oslo Stock Exchange in August 1996 after its demerger from Tandberg Data asa. ASK develops, markets and manufactures a varied product portfolio ranging from ultra portable to portable and permanent installation projectors. The projectors are used for data and video based presentations. ASK has focused on the ultra portable segment, and the higher and of the market. ASK has achieved a leading position by focusing on continual product improvement as well as by offering the market products based round differing technological platforms. In 1997, the company reported revenues of NOK 604 millions (USD 80.5 million), distributed as follows: Europe 69%, USA/Canada 16% and Asia 15%. The company is based in Fredrikstad, Norway. ASK's website can be visited at hhttp://www.ask.no.
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About the market

The multimedia projector market is in a state of rapid growth, with an annual volume growth of 35% according to Pacific Media Associates. They expect a total market value of USD 2.5 billion by the end of 1998. In 1997, around 330,000 units were sold world wide. In comparison, during the same period 65-70 million PC's were sold. The growth in the projector market has been fuelled by several factors, including the increased acceptance of the productivity improvements which are taking place in electronic presentations.


The market is also being heavily fuelled by increased sales of notebooks, PC's and workstations, as well as continual improvements in presentation and multimedia applications. Software houses are also continually prompting their products (including Microsoft's PowerPoint, Lotus Freelance Graphics,
Macromedia Director, Software Publishing's Harvard Graphics). Multiplication of the distribution channels for projectors increases availability of the products, and at the same time the introduction of ultra portable projectors (weighing
3-5 kg.) as a sales tool fuels the process of establishing a new market segment.


                           Fredrikstad, 9 March 1998

Contacts:

Ole J. Fredriksen                                           Ken. E. Olsen
47 69 34 01 55/ 47 23 11 36 00                              1 619 457 5500
ASK ass                                                     Proxima Corporation